Exhibit 99.1

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020	F-2
Unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2021 and 2020	F-3
Unaudited condensed consolidated statements of shareholders’ equity for the six months ended June 30, 2020	F-4
Unaudited condensed consolidated statements of shareholders’ equity for the six months ended June 30, 2021	F-5
Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2021 and 2020	F-6
Notes to unaudited condensed consolidated financial statements	F-7-F-32

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,016	8,579	1,329
Advances to suppliers	5,588	5,043	781
Accounts receivable, net	7,792	10,114	1,566
Amounts due from related parties	1,277	8,262	1,280
Inventories, net	312	451	70
Other current assets, net	3,303	8,260	1,280
Total current assets	21,288	40,709	6,306

Property and equipment, net	19,267	19,466	3,015
Land use rights, net	1,166	1,152	178
Intangible assets, net	4,596	4,293	665
Goodwill	2,223	2,223	344
Long-term investments, net	883	670	104
Other assets	464	459	71
TOTAL ASSETS.	49,887	68,972	10,683
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debt	8,232	11,674	1,808
Accounts payable	2,127	1,209	186
Advances from customers	3,682	5,091	788
Amounts due to related parties	4,130	1,220	189
Accrued expenses and other current liabilities	25,353	27,121	4,201
Total current liabilities	43,524	46,315	7,172

Deferred tax liabilities	1,045	1,001	155
Other long-term liabilities	2,041	1,121	174
TOTAL LIABILITIES.	46,610	48,437	7,501
Commitments and contingencies
Shareholders’ equity:
Class A Ordinary shares (US$0.01 par value per share; 70,000,000 shares authorized, 9,192,660 and 13,222,034 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	618	879	136
Class B Ordinary shares (US$0.01 par value per share; 30,000,000 authorized, 2,863,100 and 2,773,100 shares issued and outstanding as of December 31, 2020 and June 30, 2021)	191	185	29
Additional paid-in capital	354,295	429,523	66,525
Accumulated deficit	(356,951)	(413,987)	(64,118)
Accumulated other comprehensive income	4,795	4,259	660
Total AnPac Bio-Medical Science Co., Ltd. shareholders’ equity	2,948	20,859	3,232
Noncontrolling interests	329	(324)	(50)
Total shareholders’ equity	3,277	20,535	3,182

TOTAL LIABILITIES AND EQUITY	49,887	68,972	10,683

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OPERATIONS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Six Months Ended June 30,
	2020	2021	2021
	RMB	RMB	US$
Revenues:
Cancer screening and detection tests	4,036	9,240	1,431
Physical checkup packages, net	15	16	2

Total revenues	4,051	9,256	1,433
Cost of revenues	(2,214)	(3,574)	(554)

Gross Profit	1,837	5,682	879

Operating expenses:
Selling and marketing	(4,673)	(10,812)	(1,675)
Research and development	(7,433)	(5,616)	(870)
General and administrative	(49,825)	(41,570)	(6,438)
Impairment of long-term investments	(820)	—	—

Loss from operations	(60,914)	(52,316)	(8,104)

Non-operating income and expenses:
Interest expense, net	(517)	(2,220)	(344)
Foreign exchange loss, net	(2,045)	(173)	(27)
Share of net gain (loss) in equity method investments	108	(120)	(19)
Other (expense) income, net	(33)	1,442	223
Change in fair value of convertible debt	7,289	(4,346)	(673)

Loss before income taxes	(56,112)	(57,733)	(8,944)
Income tax benefit	35	44	7

Net loss	(56,077)	(57,689)	(8,937)

Net loss attributable to noncontrolling interests	(18)	(653)	(101)

Net loss attributable to ordinary shareholders	(56,059)	(57,036)	(8,836)

Loss per share:
Ordinary shares - basic and diluted	(5.12)	(4.58)	(0.71)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Ordinary shares - basic and diluted	10,952,271	12,453,065	12,453,065

Net loss	(56,077)	(57,689)	(8,937)
Other comprehensive income, net of tax:
Fair value change relating to Company’s own credit risk on convertible loan	(108)	—	—
Foreign currency translation differences	3,572	(536)	(83)

Total comprehensive loss	(52,613)	(58,225)	(9,020)
Total comprehensive loss attributable to noncontrolling interests	(18)	(653)	(101)

Total comprehensive loss attributable to ordinary shareholders	(52,595)	(57,572)	(8,919)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Attributable to AnPac Bio- Medical Science Co., Ltd. Shareholders
								Total
								AnPacBio-
								Medical
								Science Co.,
							Accumulated	Ltd.
					Additional		Other	Shareholders’
	Class A Ordinary Shares		Class B Ordinary Shares		Paid-in	Accumulated	Comprehensive	Equity	Noncontrolling
	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss) Income	(Deficit)	interest	Total Equity
Balance at January 1, 2020	7,004,900	466	2,863,100	191	257,736	(276,476)	2,110	(15,973)	49	(15,924)
Net loss	—	—	—	—	—	(56,059)	—	(56,059)	(18)	(56,077)
Issuance of ordinary shares, net of offering costs	1,333,360	90	—	—	75,099	—	—	75,189	—	75,189
Share based compensation	—	—	—	—	17,548	—	—	17,548	—	17,548
Fair value change relating to Company’s own credit risk on convertible loan	—	—	—	—	—	—	(108)	(108)	—	(108)
Foreign currency translation differences	—	—	—	—	—	—	3,572	3,572	—	3,572
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	370	370
Balance at June 30, 2020 (unaudited)	8,338,260	556	2,863,100	191	350,383	(332,535)	5,574	24,169	401	24,570
Balance at June 30, 2020 (US$)		79		27	49,593	(47,067)	789	3,421	57	3,478

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Attributable to AnPac Bio- Medical Science Co., Ltd. Shareholders							Total
								AnPacBio-
								Medical
							Accumulated	Science Co.,
					Additional		Other	Ltd.
	Class A Ordinary Shares		Class B Ordinary Shares		Paid-in	Accumulated	Comprehensive	Shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss) Income	Equity	interest	Equity

Balance at January 1, 2021	9,192,660	618	2,863,100	191	354,295	(356,951)	4,795	2,948	329	3,277
Net loss	—	—	—	—	—	(57,036)	—	(57,036)	(653)	(57,689)
Issuance of shares in private placements, net of offering costs	1,243,774	80	—	—	33,239	—	—	33,319	—	33,319
Issuance shares for exercise of stock options	640,600	41	—	—	7,767	—	—	7,808	—	7,808
Issuance shares for exercise of stock options*	55,000	4	—	—	(4)	—	—	—	—	—
Issuance shares for convertible loans	2,000,000	130	—	—	(130)	—	—	—	—	—
Conversion of convertible loans	—	—	—	—	18,459	—	—	18,459	18,459
Transfer Class B shares to Class A shares	90,000	6	(90,000)	(6)	—	—	—	—	—	—
Share based compensation	—	—	—	—	15,897	—	—	15,897	—	15,897
Foreign currency translation differences	—	—	—	—	—	—	(536)	(536)	—	(536)
Balance at June 30, 2021 (unaudited)	13,222,034	879	2,773,100	185	429,523	(413,987)	4,259	20,859	(324)	20,535
Balance at June 30, 2021 (US$)		136		29	66,525	(64,118)	660	3,232	(50)	3,182
*	For the six months ended June 30, 2021, the Group issued 55,000 Class A ordinary shares for certain employees’ exercise of stock options with outstanding proceeds receivable for option exercised of approximately RMB 4.0 million (or US$ 0.6 million). Due to inability to timely collect the funds from these employees, the Group accounted such outstanding proceeds as a reduction of the capital as of June 30, 2021 (Debit to additional paid-in capital). Subsequently, these employees entered in agreements with the Group to cancel the option exercise transaction. As a result, these shares were cancelled on September 23, 2021.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Six Months Ended June 30,
	2020	2021	2021
	RMB	RMB	US$
Operating activities:
Net loss	(56,077)	(57,689)	(8,937)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,513	1,401	217
Share of net loss (gain) in equity method investments	(108)	120	19
Bad debt expense	(116)	(1)	—
Losses on disposal of land use rights and property and equipment	26	21	3
Foreign exchange loss, net	3,858	—	—
Share-based compensation	17,548	15,897	2,462
Fair value loss (gain) on convertible loans	(7,289)	4,346	673
Inventory provision	37	—	—
Impairment of long-term investment	820	—	—
Deferred tax	—	(44)	(7)
Changes in operating assets and liabilities:
Advances to suppliers	(6,432)	498	77
Accounts receivable	(808)	(2,321)	(359)
Inventories	71	(140)	(22)
Amounts due from related parties	(350)	(717)	(111)
Other current assets	(1,049)	4,465	692
Other assets	138	—	—
Accounts payable	(291)	(911)	(142)
Amounts due to related parties	(2,588)	(127)	(20)
Advance from customers	(87)	1,409	218
Accrued expenses and other current liabilities	(2,531)	6,453	999
Other long-term liabilities	(171)	(913)	(141)
Deferred tax liabilities	(45)	(44)	(7)
Net cash used in operating activities	(53,931)	(28,297)	(4,386)

Investing activities:
Purchases of property and equipment	(1,180)	(1,231)	(191)
Purchases of intangible assets	(9)	(9)	(1)
Proceeds from disposal of land use rights	17	—	—
Proceeds from short-term investments	191,147	—	—
Purchase of short-term investments	(191,147)	—	—
Net cash used in investing activities	(1,172)	(1,240)	(192)

Financing activities:
Proceeds from short-term borrowings	—	12,941	2,004
Payment for short-term borrowings	(8,000)	—	—
Proceeds from long-term borrowings	984	—	—
Payment for related party loan	—	(4,515)	(699)
Proceeds from stock options exercised	—	538	83
Capital contribution from noncontrolling interest holders	370	—	—
Proceeds from private placement	—	25,982	4,024
Payment for convertible loans	(17,752)	—	—
Proceeds from issuance of ordinary shares	100,655	—	—
Payment for initial public offering costs	(17,374)	—	—
Net cash provided by financing activities	58,883	34,946	5,412

Effect of exchange rate changes on cash and cash equivalents	62	154	28
Net increase in cash and cash equivalents	3,842	5,563	862
Cash and cash equivalents at beginning of period	6,125	3,016	467
Cash and cash equivalents at end of period	9,967	8,579	1,329

Supplemental disclosure of cash flow information:
Interest paid	17,752	2,059	319

Supplemental disclosure of non-cash activities:
Issuance shares for private placement unpaid portion	—	2,841	440
Issuance shares for stock option exercised by employees	—	1,144	179
Issuance shares for stock option exercised by Dr. Chris Chang Yu	—	6,125	949
Issuance shares for related party loan to Dr. Chris Chang Yu	—	4,496	694
Reclassification of accounts payable to convertible loan	—	4,548	705
Conversion of convertible loans	—	18,459	2,859

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.     ORGANIZATION AND PRINCIPAL ACTIVITIES

AnPac Bio-Medical Science Co., Ltd. (the “Company”) was incorporated in the British Virgin Islands in January 2010. The Company and its subsidiaries (collectively, the “Group”) are engaged in marketing and selling a multi-cancer screening and detection test that uses innovative, patented cancer differentiation analysis (the “CDA”) technology and proprietary cancer-detection devices in the People’s Republic of China (the “PRC” or “China”). Dr.  Chris Chang Yu is the Founder of the Group (the “Founder”).

For the year ended June 30, 2021, the details of the Group’s principal subsidiaries are as follows:

	Percentage of	Date of	Place of
Major subsidiaries	Ownership	Incorporation	Incorporation	Major Operation
Changhe Bio-Medical Technology (Yangzhou) Co., Ltd.	100%	March 2010	the PRC	Cancer screening and detection tests
Changwei System Technology (Shanghai) Co., Ltd.	100%	March 2011	the PRC	Research and development
AnPac Bio-Medical Technology (Lishui) Co., Ltd.	100%	October 2012	the PRC	Cancer screening detection tests and device manufacturing
Shanghai Xinshenpai Technology Co., Ltd.*	100%	October 2013	the PRC	Cancer screening and detection tests
AnPac Bio-Medical Technology (Shanghai) Co., Ltd.	100%	April 2014	the PRC	Cancer screening and detection tests
AnPac Technology USA Co., Ltd. (“AnPac US”)	100%	September 2015	the U.S.	Clinical trials for research on cancer screening and detection tests
Lishui AnPac Medical Laboratory Co., Ltd.	100%	July 2016	the PRC	Cancer screening and detection tests
Shiji (Hainan) Medical Technology Ltd.	100%	March 2013	the PRC	Cancer screening and detection tests
Penghui Health Management Co., Ltd.*	100%	May 2018	the PRC	Cancer screening and detection tests
Shenzhen Anchun Biomedical Technology Co., Ltd.*	51%	December 2017	the PRC	Cancer screening and detection tests
Shanghai Muqing AnPac Health Technology Co., Ltd.	51%	March 2019	the PRC	Cancer screening and detection tests

* Shenzhen Anchun Biomedical Technology Co., Ltd., Shanghai Xinshenpai Technology Co., Ltd. and Penghui Health Management Co., Ltd. were deregistered in December 2020. Since these entities were inactive, the deregistration does not have a material impact to the Group’s consolidated financial statements for the six months ended June 30, 2020 and 2021.

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2020 and 2021 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Company’s consolidated financial statements for the fiscal year ended December 31, 2020 included in its annual report in filed with the SEC on April 30, 2021.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Principles of consolidation

The accompanying  unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries.

Subsidiaries are those entities in which the Group, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All intercompany transactions and balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Areas where management uses subjective judgement include, but are not limited to allowance for doubtful accounts, share-based compensation, deferred tax and uncertain tax positions, valuation of convertible loans, useful lives of intangible assets and property and equipment, and impairment of long-lived assets, goodwill and long-term investments. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

Foreign currency

The functional currency of the Group and AnPac US is the United States dollar and its reporting currency is Renminbi (“RMB”). The functional currency of the Group’s PRC subsidiaries is the RMB as determined based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

The financial statements of the Company and AnPac US are translated from the functional currency to the reporting currency, RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ deficit.

(e)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.4566 on June 30, 2021, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Accounts receivable, net of allowance for doubtful accounts

Accounts receivable are recorded at their invoiced amounts, net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded when the collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence, including aging of the receivable, the customer’s payment history, its current creditworthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts.

Accounts receivable as of June 30, 2021 and December 31, 2020 were as follows:

	December 31,	June 30,
	2020	2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Accounts receivable	8,096	10,417	1,613
Allowance for doubtful accounts	(304)	(303)	(47)
Balance at end of period	7,792	10,114	1,566

Movement in the allowances for doubtful debts were as follows:

	For the Year
	Ended	For the Six Months
	December 31,	Ended June 30,
	2020	2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Balance at beginning of period	177	304	47
Additional provision	758	—	—
Recovery	—	(1)	—
Write-offs	(631)	—	—
Balance at end of period	304	303	47

Long-term investments

The Group’s long-term investments include equity method investments and equity investments without readily determinable fair values.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive loss. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Group assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment.

For the six months ended June 30, 2020 and 2021, the Group recognized an impairment on its equity investment in Jiangsu Anpac Health Management Co., Ltd. of RMB820 and Nil, respectively.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2020 and June 30, 2021 was related to its business acquisition in November 2017. Goodwill acquired in a business combination are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

In accordance with ASC 350-20, Intangibles-Goodwill and Other, Goodwill, (“ASC 350-20”) the Group has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has one reporting unit, which is also its only reportable segment.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired, and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

For the six months ended June 30, 2020 and 2021, the Group performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, the Group evaluated all relevant qualitative and quantitative factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore, no goodwill impairment was recognized as of December 31, 2020 and June 30, 2021.

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Group did not provide any impairment loss for the six months ended June 30, 2020 and 2021.

Fair value of financial instruments

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments include cash and cash equivalents, accounts receivables, accounts payable, other receivables, other payables and short-term debt. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The Group elected the fair value option to account for its convertible loans. The Group engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans included in short term debts as of December 31, 2020 and June 30, 2021 was RMB2,232 and RMB5,674 calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 8 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31,2020 and June 30, 2021:

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Opening balance	24,568	2,232	346
New convertible loans issued	1,830	12,941	2,004
Conversion of accounts payable to convertible loan	—	4,548	705
Repayments	(17,261)	—	—
Conversion of convertible loans	—	(18,459)	(2,859)
Loss on change in fair value of convertible loan	532	4,346	673
Gain on settlement of convertible loan	(7,162)	—	—
Other comprehensive income -foreign exchange translations	(275)	66	10
Total	2,232	5,674	879

Revenue recognition

The Group adopted ASC 606, Revenue from Contracts with Customers and subsequent amendments to the initial (“ASC 606”).

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

The Group derives its revenues principally from customers through the Group’s cancer screening and detection test and physical checkup package services. Revenue is recognized when the Group satisfies the performance obligations in an amount of consideration to which the Group expects to be entitled to in exchange for those services. The Group evaluates the presentation of revenue on a gross or net basis based on whether it controls the services provided to customers and is the principal (i.e. “gross”), or the Group arranges for other parties to provide the service to the customers and is an agent (i.e. “net”). The Group presents value-added taxes as a reduction from revenues.

Revenue from cancer screening and detection tests

Revenue from cancer screening and detection test are primarily generated through administration of the tests to the Group’s customer constituents, the Group’s cancer screening and detection tests based on CDA technology and other cancer screening and detection technologies, such as biomarker-based tests, to its customers i.e. corporations and life insurance companies. A contract exists when the master service agreement has been executed and the customer submitting a service request, which is a placed order. The Group’s contracts have a single performance obligation which is satisfied upon rendering of the cancer screening and detection tests and delivery of the cancer screening and detection test results to the customer. The Group acts as the principal as it controls the cancer screening and detection tests before it is transferred to the customer and records revenue on a gross basis at a point in time, when the cancer screening and detection test results are delivered to the customer.

Revenue from physical checkup packages

The Group facilitates corporations and life insurance companies to procure physical checkup package services for their employees and policy holders, respectively, from third-party physical checkup package service providers. The Group enters into contracts with corporations and life insurance companies and physical checkup service providers. The Group considers both the corporations and life insurance companies and the third-party physical checkup package service providers as its customers in this type of transaction. The Group’s performance obligation is to facilitate the corporations and life insurance companies and the third-party physical checkup package service providers to complete the purchase of physical checkup package services, which is not controlled by the Group prior to being transferred to the corporations and life insurance companies. Therefore, the Group fulfills its performance obligation at a point in time when the employees and policy holders of corporations and life insurance companies, respectively, complete the physical checkups and the Group records the net amount that it retains from such completed transaction as revenue.

The Group also enters into arrangements to deliver both cancer screening and detection tests and physical checkup package services. The Group is the principal for the cancer screening and detection tests and the agent for physical checkup package services. Revenues for cancer screening and detection tests and physical checkup are both recognized at a point in time when the performance obligation is satisfied upon delivery of the cancer screening and detection test results to the end customers and completion of physical checkup respectively. As the Group acts as both the principal and agent in the arrangement, the Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis.

All revenues are generated in the PRC.

Contract balances

The payment terms and conditions within the Group’s contracts vary by the type of services and the customers.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Contract assets relate to the Group’s conditional right to consideration for completed performance obligations under the contract. Accounts receivable are recorded when the right to consideration becomes unconditional. The Group does not have contract assets for the years presented.

In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

Contract liabilities represent considerations received from corporations and life insurance companies in advance of satisfying the Group’s performance obligations under the contract, which are presented in “advance from customers” in the consolidated balance sheets. As of December 31, 2020 and June 30, 2021, advance from customers amounted to RMB3,682 and RMB5,091 (US$788), respectively.

PRC Value-Added Taxes (“VAT”) and surcharges

The services of the Group are subject to 6% of Value-Added Taxes. The Group is subject to education surtax and urban maintenance and construction tax, on the services provided in the PRC.

Share-based compensation

The Group accounts for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”). In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Group’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Group has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. The Group uses the accelerated method for all awards granted with graded vesting. The Group accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Group, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model and Black-Scholes Model were applied in determining the estimated fair value of the options granted to employees and non-employees.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Segment reporting

The Group’s Chief Executive Officer is the chief operating decision-maker that reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment in accordance with ASC 280, Segment Reporting. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and all the Group revenues are derived from within the PRC, no geographical segments are presented.

Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings per Share. Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Basic and diluted loss per ordinary share is presented in the Group’s consolidated statements of comprehensive loss.

The rights, including the liquidation and dividend rights, of the holders of our Class A and Class B ordinary shares are identical, except with respect to voting. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. For the six months ended June 30, 2020 and 2021, the net loss per share amounts are the same for Class A and Class B common ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The Group did not include share options in the computation of diluted earnings per share for the six months ended June 30, 2020 and 2021, because those share options were anti-dilutive for loss per share.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Risks, Uncertainties and Concentrations

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivables. As of December 31, 2020 and June 30, 2021, the aggregate amounts of cash and cash equivalents of RMB2,366 and RMB695 (US$ 108), respectively, were held at major financial institutions located in the PRC and RMB650 and RMB7,884 (US$ 1,221), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007 which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivables, unsecured and denominated in RMB, derived from sales of the Group’s cancer screening and detection test and physical checkup package services, are exposed to credit risk. As of December 31, 2020, two customers accounted for 49% and 11% of total accounts receivables, respectively. As of June 30, 2021, two customers accounted for 57%  and 23% of total accounts receivables, respectively.   The risk is mitigated by credit evaluations the Group performs on its customers.

Business, customer, political, social and economic risks

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; intellectual property considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC. The Group is also reliant on contract manufacturers that manufacture key components of its CDA device used in its diagnostic testing.

For the six months ended June 30, 2020, three customers accounted for 23%, 19% and 12% of the total revenues, respectively. For the six months ended June 30, 2021, two customers accounted for 50%, and 19% of the total revenues, respectively.

For the six months ended June 30, 2020, two customers accounted for 58% and 20% of total cost, respectively. For the six months ended June 30, 2021, four suppliers accounted for 27%, 23%, 23% and 14% of total cost, respectively. As of  December 31, 2020, one supplier accounted for 28% of total accounts payables. As of June 30, 2021 , two suppliers accounted for 36% and 33% of total accounts payables, respectively.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

In late 2019, an outbreak of a novel strain of coronavirus (COVID-19) first emerged in China and later spread globally. In March 2020, the World Health Organization (“WHO”) declared the COVID-19 as a pandemic. Governments in affected countries imposed travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses resulting in an economic slowdown both in China and worldwide. Although the COVID-19 appeared to be under control in China and our business resumed operation in May 2020, the extent to which the COVID-19  may impact our future financial condition and results of operations will depend on future developments that currently cannot be predicted.

Currency convertibility risk

A significant portion of the Group’s expenses, assets and liabilities are denominated in RMB. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approvals of foreign currency payments by the PBOC or other institutions require submitting a payment application form together with relevant documents.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 1.3%, depreciation of 6.3% in the years ended December 31, 2019 and 2020, respectively. There was depreciation of approximately 1.0% for the six months ended June 30, 2021. It is difficult to predict how market forces or PRC or the U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

The functional currency and the reporting currency of the Company and AnPac US are the US$ and the RMB, respectively. Most of the revenues and costs of the Group are denominated in RMB, while a portion of cash and cash equivalents and convertible loans (“ CL ”) are denominated in US$. It is difficult to predict how market forces or PRC or the U.S. government policy may impact the exchange rate between the Renminbi and the US$ in the future. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, revenues, earnings and financial position, and the value of any dividends payable on the ADS in US$.

See Note 3 for Liquidity Uncertainties.

Recent accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the Group’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Group will adopt this guidance effective January 1, 2022. The Group is evaluating the impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (“ASU 2016-13”). The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The Group will adopt ASU 2016-13 on January 1, 2022, and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Group for the annual reporting periods beginning January 1, 2022 and interim periods beginning January 1, 2023. Early adoption is permitted. The Group does not expect any material impact on the Group’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for the Group beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Group does not expect any material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock as well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This standard is effective for the Group on January 1, 2022, including interim periods within those fiscal years. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Group is currently evaluating the impact of the adoption of ASU 2020-06 on its consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.       LIQUDITY

The Group’s principal sources of liquidity have been cash generated from financing and operating activities. As of June 30, 2021, the Group had RMB8,579 (US$1,329) of cash and cash equivalents and a working capital deficit of RMB5,606 (US$866). For the six months ended June 30, 2020 and 2021, the Group incurred continuous losses of RMB56,077 and 57,689 (US$8,937), respectively. For the six months ended June 30, 2021, the Group incurred RMB28,297 (US$4,386) of negative cash flows from operations, improved from RMB53.9 million negative cash flows from operation in the same period of last year. Management expects continuous capital financing through debt or equity issuance to supports its working capital.The Group has signed investment framework agreements with certain investors in aggregate of US$10 million capital injection to the Group. The investments consisted of US$5 million investment to be completed by December 31, 2021 and US$5 million investment to be completed by March 31, 2022. The Group believes that the current cash and cash equivalents, together with the financing received subsequent to period end will be sufficient to meet the Group’s anticipated cash needs, including its cash needs for working capital and capital expenditures, for at least the next 12 months from the unaudited condensed consolidated financial statement filing date.

The Group intends to finance its future working capital requirements and capital expenditures from cash generated from financing activities until the Group’s operating activities generate positive cash flows, if ever. If the Group’s existing cash is insufficient to meet its requirements, the Company may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts it needs or on terms acceptable to the Company, if at all. Issuance of additional equity securities or equity-linked securities, including convertible debt securities, would dilute its earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict its operations and its ability to pay dividends to the Group’s shareholders.

4.     OTHER CURRENT ASSETS, NET

Other current assets consist of the following:

	December 31,	June 30,
	2020	2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Tax recoverable	1,649	1,849	286
Employees’ receivable*	733	1,868	290
Private placement receivable**	—	2,841	440
Others	1,020	1,801	279
	3,402	8,359	1,295
Allowance for doubtful accounts	(99)	(99)	(15)
Total	3,303	8,260	1,280
*	representing receivable from employees for stock options exercised. The balance was fully collected by September 23, 2021.
**	In connection with the private placement on June 22, 2021 ( note 8), there was RMB 2,841 investment proceed receivable outstanding as of June 30, 2021 and the balance was fully settled by July 2021.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.     OTHER CURRENT ASSETS, NET(CONTINUED)

Movement in the allowances for doubtful debts were as follows:

	December 31,	June 30,
	2020	2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Balance at beginning of year	3	99	15
Additional provision	96	—	—
Balance at end of year	99	99	15

5.     LONG-TERM INVESTMENTS, NET

As at December 31, 2020 and June 30, 2021, long-term investments consisted of the following:

	December 31,	June 30,
	2020	2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Equity method investments
Anpac Beijing Health Management Co., Ltd (“Anpac Beijing”).	789	670	104
Shanghai Moxu Bio-medical Science Co., Ltd.(“Moxu”)	94	—	—

Equity securities without readily determinable fair values
Jiangsu Anpac Health Management Co., Ltd. (“Jiangsu Anpac”)	2,750	2,750	426
Less:
Impairment	(2,750)	(2,750)	(426)
Total	883	670	104

Equity method investments

On October 19, 2017, the Group and other third parties established Anpac Beijing, of which the Group owned 18% of the investment. On June 8, 2018, the Group and other third parties established Moxu, of which the Group owned 20% of the investment. Moxu was closed and deregistered in April, 2021 and the carrying value of the Group’s investment in Moxu was reocgnized as the Group’s share of loss in equity method investments . The Group assessed and determined that they had significant influence over these two investees as of December 31, 2020 and June 30, 2021.

Equity securities without readily determinable fair values

In January 2016, the Group and other third parties established Jiangsu Anpac, of which the Group owned 10% of the investment. In November 2017, the Group further acquired a 5% equity interest. The Group accounted for the investment under cost method since the Group does not have the ability to exert significant influence over Jiangsu Anpac. With the adoption of ASU 2016-01, the Group accounted for it as equity securities without readily determinable fair values.

The Group elected to use the measurement alternative to measure such investments at fair value based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including the investees’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. During the six months ended June 30, 2020, the Group recognized impairment loss of RMB820 in Jiangsu Anpac investment and as of December 31, 2020 and June 30, 2021 such investment was fully impaired.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6.     SHORT-TERM DEBTS

	December 31,	June 30,
	2020	2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Short-term bank and other borrowings (i)	6,000	6,000	929
Convertible loan (“CL”) (ii)	2,232	5,674	879
Total	8,232	11,674	1,808

(i)   The short-term borrowings as of December 31, 2020 and June 30, 2021 were consisted of RMB 6,000 borrowings that had a fixed annual interest rate of 4.15% and are due on September 30, 2021. These borrowings are pledged by certain properties of the Group and the Founder, and guaranteed by the Founder. Interest expense recognized for short-term borrowings for the six months ended June 30, 2020 and 2021 were RMB371 and RMB118(US$18), respectively. Subsequently, the loan was renewed in September 2021 for additional one year with the same term.

(ii)  On July 30, 2020, the Group issued convertible loans with an aggregate principal amount of US$265 to EMA Financial, LLC. (“EMC”). The CL is originally due in nine months and bears interest of 10% per annum if the conversion feature is not triggered. The CL is ultimately guaranteed by the Founder’s personal assets. The Group has elected to recognize the CL at fair value and therefore there was no further evaluation of embedded features for bifurcation. The loan was converted into 54,642 shares on February 17, 2021. The fair value of convertible loan immediately prior to conversion was assessed at RMB 2,283.

On February 5, 2021, the Group issued convertible loans with an aggregate principal amount of US$2,000 to Heng Zhang (“HZ”), Jie Wang, Hongyu Wang and Layette Holdings Inc. The CL is originally due in one year and bears interest of 0% per annum if the conversion feature is not triggered. Pursuant to the CL agreement, the conversion price is lower of (i) US$15 or (ii) the lower of 82% of the closing bidding price or 80% of Volume Weighted Average Price(VWAP) during the ten consecutive trading days immediately preceding conversion, but not lower than US$1. The Group has elected to recognize the CL at fair value and therefore there was no further evaluation of embedded features for bifurcation. The convertible loans were fully converted into 563,800 shares (refer to Note 8) on June 21, 2021. The fair value of convertible loan immediately prior to conversion was assessed at RMB 16,176.

On May 31, 2021, the Group issued convertible loan with an principal amount of US$703 to Ascent Investor Relations Inc., The CL is originally due in one year and bears interest of 0% per annum if the conversion feature is not triggered. Pursuant to the CL agreement, the conversion price is lower of (i) US$15 or (ii) the lower of 82% of the closing bidding price or 80% of Volume Weighted Average Price(VWAP) during the ten consecutive trading days immediately preceding conversion, but not lower than US$1. The Group has elected to recognize the CL at fair value and therefore there was no further evaluation of embedded features for bifurcation.

For the six months ended June 30, 2020 and 2021, due to change in fair value of convertible loans, the Group recognized an unrealized income of RMB 7,289 and  an unrealized loss of RMB 4,346 (US$673), respectively, in other expense. Interest expense recognized for these convertible loans for the six months ended June 30, 2020 and 2021 were RMB239 and RMB2,035 (US$315), respectively.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,	June 30,
	2020	2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Salary and welfare payable	6,866	6,381	988
Payable for acquisition of noncontrolling interests	245	245	38
Accrued rental	1,768	1,609	249
Accrued expenses	14,136	12,633	1,957
Value added tax and other taxes payable	263	283	44
Payable for property and equipment	559	100	15
Accrued utilities	52	79	12
Due to employees*	—	5,198	806
Other payables	1,464	593	92
Total	25,353	27,121	4,201
*	Due to employee balance mainly represents funds temporarily collected by the Group on behalf of certain employees for their disposition of ordinary shares in the open market. The balance was fully repaid to these employees by September 23, 2021.

8.      SHAREHOLDERS’ EQUITY

Ordinary Shares

On October 29, 2019, the board of directors approved the re-designation of the authorized share capital of 100,000 ordinary shares to 71,369 Class A ordinary shares and 28,631 Class B ordinary shares. On October 31, 2019, the board of directors approved the increase of authorized share capital of the Class A and Class B ordinary shares to 700,000 and 300,000, respectively. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. On October 31, 2019, the board of directors approved a share split of 1-for-100, pursuant to which the authorized share capital of the Class A and Class B ordinary shares would increase to 70,000,000 and 30,000,000, respectively, with a par value of US$0.01. The registration of the above changes was completed on November 12, 2019 and the ordinary shares have been retrospectively adjusted accordingly.

As of December 31, 2020 and June 30, 2021, the Group is authorized to issue 70,000,000 Class A Ordinary shares with US$0.01 par value per share. As of December 31, 2020 and June 30, 2021, 9,192,660 and 13,222,034 Class A ordinary shares were issued and outstanding, respectively. As of December 31, 2020 and June 30, 2021, the Group is authorized to issue 30,000,000 Class B Ordinary shares with US$0.01 par value per share. As of December 31, 2020 and June 30, 2021, 2,863,100 and 2,773,100 Class B ordinary shares were issued and outstanding. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.      SHAREHOLDERS’ EQUITY (CONTINUED)

Completion of IPO

On January 30, 2020, the Group completed its IPO on the Nasdaq Stock Exchange. The Group offered 1,333,360 ADSs, representing 1,333,360 Class A ordinary shares at offering price of US$12.00 per ADS. The net proceeds to the Group from the IPO, after deducting commissions and offering expenses of approximately RMB35,200 (US$5,395), were RMB 75,460 (or approximately US$ 11,565).

Conversion of convertible loans

On February 17, 2021, the Group issued 54,642 shares for conversion of EMC convertible loan based on the conversion price of $5.12 per share. On June 21, 2021, the Group issued 563,800 shares on June 21, 2021 for HZ convertible loan based on the conversion price ranging from $3.52-$3.55 per share (Note 6).

Shares issued for reserve

On March 16, 2021, the Group issued 2,000,000 Class A ordinary shares held in an escrow account as reserve solely for potential convertible loans conversion. For the six months ended June 30, 2021, the Group had an aggregated of 2,500,000 Class A ordindary shares issued in escrow account as reverse for potential convertible loan conversion purpose. The Group then transferred total of 618,442 Class A ordinary shares to the holders of EMC convertible loan and HZ convertible loan upon conversions (Note 6). As of June 30, 2021, the Group still had the remaining 1,881,558 Class A ordinary shares held in an escow account as reserve solely for potential convertible loans conversion.

Private placements

On February 20, 2021, the Group entered into a share purchase agreement with Dr. Chris Chang Yu, under which Dr. Chris Chang Yu purchased 152,100 ordinary shares at the price of US$4.56 per share. The receivable was offset with previous balance due to Dr. Chris Chang Yu.

On February 21, 2021, the Group entered into a share subscription agreement with a Chinese investor, under which the Group issued 387,597 Class A ordinary Shares at price of US$4.80 to the investor for gross proceeds of RMB 12,000 on February 24, 2021. The Group paid a finder’s fee in the form of 19,174 Class A ordinary shares to a Chinese consultant on March 22, 2021 in connection with this transaction.

On May 12, 2021, the Group entered into a share subscription agreement with an investor, under which the Group issued 238,095 Class A ordinary Shares at price of US$4.2 to the investor for gross proceeds of RMB6,470.

On June 22, 2021, the Group entered into a share subscription agreement with an investor, under which the Group issued 425,532 Class A ordinary Shares at price of US$3.76 to the investor for gross proceeds of RMB10,353. In connection with the transaction, the Group paid a finder’s fee in the form of 21,276 Class A ordinary shares to a Chinese consultant. The Group received the final portion of private placement proceed of RMB 2,841 in July 2021 (note 4).

Transfer of Class B ordinary shares to Class A ordinary shares

For the six months ended June 30, 2021, 90,000 Class B ordinary shares were transferred to Class A ordinary share due to shareholder’s transfer.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.     SHARE BASED COMPENSATION

On February 1, 2010, the shareholders and Board of Directors (the “Board”) of the Group approved a resolution which authorized the chairman of the Board to grant share options to its eligible employees, directors, officers and consultants of the Group of a number of Class A shares not exceeding 1,190,000 before July 1, 2017. On October 19, 2015, the shareholders and the Board approved a resolution to increase the authorized number to grant in the future up to 1,866,600 Class A shares. On July 1, 2017, in order to provide additional incentives to attract and retain key employees, directors, officers and consultants of outstanding ability and to motivate them to exert their best efforts, the shareholders and the Board further approved a resolution to grants in the future up to 2,726,600 Class A shares. The options granted are vested either (i) immediately upon grant date; or (ii) over various vesting schedule which no more than four years. After the Group completed its IPO, all the new options were granted under 2019 Share Incentive Plan discussed below.

On October 31, 2019, the shareholders and the Board approved the 2019 Share Incentive Plan (“2019 Plan”) which authorized the compensation committee or such other committee to grant share options to directors, service provider, advisor, employees and consultants of the Group of a number of Class A shares not exceeding 1,105,300.

Employees

The options granted to employees are measured based on the grant date fair value of the equity instrument. They are accounted for as equity awards and contain only service vesting conditions. The following table summarized the Group’s employee share option activities:

				Weighted
			Weighted	Average
		Weighted	Average	Remaining	Aggregate
	Number of	Average	Grant date	Contractual	Intrinsic
	Options	Exercise Price	Fair Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share options outstanding at December 31, 2020	1,051,800	3.27	5.87	7.37	3,616
Granted	300,000	3.40	4.20	—	—
Exercised	(494,700)	—	5.12	—	—
Share options outstanding at June 30, 2021	857,100	3.37	5.61	6.96	2,182
Vested and exercisable at June 30, 2021	480,000	1.51	6.14	5.56	1,698

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying Ordinary Shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Ordinary Shares.

As of June 30, 2021, there was RMB 7,782 (US$1,205) in total unrecognized employee share-based compensation expense related to unvested options, that may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost may be recognized over a weighted-average period of 1.23 years.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.     SHARE BASED COMPENSATION (CONTINUED)

Nonemployees

The options granted to nonemployees are accounted for as equity awards with service and/or performance vesting conditions. The following table summarized the Group’s nonemployee share option activity:

				Weighted
		Weighted	Weighted	Average
		Average	Average	Remaining	Aggregate
	Number of	Exercise	Grant date	Contractual	Intrinsic
	Options	Price	Fair Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share options outstanding at December 31, 2020	447,300	4.86	5.85	8.55	1,166
Granted	105,300	2.6	4.49	—	—
Forfeited	—	—	—	—	—
Exercised	(200,900)	4.89	5.03	—	—
Share options outstanding at June 30, 2021	351,700	6.40	4.84	8.25	483
Vested and exercisable at June 30, 2021	215,200	4.83	5.92	7.75	470

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying Ordinary Shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Ordinary Shares.

As of June 30, 2021, there was RMB1,019 (US$158) of total unrecognized nonemployee share-based compensation expenses, related to unvested share-based awards. Total unrecognized compensation cost may be recognized over a weighted-average period of 0.64 years.

Fair value of options

Prior to January 1, 2021, the Company used binominal models for the stock option valuation. Starting from January 1, 2021, the Company used Black-Scholes simplified method instead of binominal model for valuation of new options issued for the six months ended June 30, 2021. The assumptions used to value the share options granted to employees and nonemployee were as follows:

	For the six months ended June 30,
	2020	2021
Risk-free interest rate	0.62%-0.70%	0.36%-0.85%
Expected volatility range	65%	86.3%-87.5%
Fair market value per ordinary share as at grant dates	US$3.7-7.7	US$2.8-5.6

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.     SHARE BASED COMPENSATION (CONTINUED)

The estimated fair value of the Group’s ordinary shares at their respective grant dates. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. Expected volatility is estimated based on the historical of the Company since the IPO and the volatility ordinary shares of several comparable companies in the same industry. The expected exercise multiple is based on management’s estimation, which the Group believes is representative of the future.

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	408	153	24
Selling and marketing expenses	686	824	128
Research and development expenses	2,761	1,846	286
General and administrative expenses	13,564	13,074	2,024
Total share-based compensation expenses	17,419	15,897	2,462

For the six months ended June 30, 2020 and 2021, the total fair value of options awarded was RMB9,758 and RMB11,189 (US$1,729), respectively.

10.     INCOME TAXES

BVI

The Company is incorporated in the BVI and conducts its primary business operations through the subsidiaries in the PRC and the U.S. Under the current laws of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

PRC

The Group’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Changhe Bio-Medical Technology (Yangzhou) Co., Ltd., Changwei System Technology (Shanghai) Co., Ltd., Shanghai Xinshenpai Technology Co., Ltd., AnPac Bio-Medical Technology (Shanghai) Co., Ltd., Shiji (Hainan) Medical Technology Ltd. and Penghui Health Management Co., Ltd. are entitled to a preferential income tax rate of 20%, as they qualify as small and micro-sized enterprises.

Dividends, interests, rent and royalties payable by the Group’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with PRC that provides for a reduced withholding tax rate or an exemption from withholding tax.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.     INCOME TAXES (CONTINUED)

United States

AnPac US is subject to the U.S. federal corporate income tax at a rate of 21% for the six months ended June 30, 2020 and 2021, respectively. AnPac US is also subject to state income tax in California for the six months ended June 30, 2020 and 2021.

The Group’s loss before income taxes consisted of:

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Non-PRC	(36,047)	(43,002)	(6,662)
PRC	(20,065)	(14,731)	(2,282)
Total	(56,112)	(57,733)	(8,944)

The current and deferred components of income tax benefit appearing in the unaudited condensed consolidated statements of comprehensive loss are as follows:

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Current tax provision	(10)	—	—
Deferred tax benefit	45	44	7
Total	35	44	7

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the six months ended June 30, 2020 and 2021 applicable to the PRC operations to income tax benefit were as follows:

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Loss before income taxes	(56,112)	(57,733)	(8,944)
Income tax benefit computed at the statutory income tax rate at 25%	14,028	14,433	2,236
Non-deductible expenses	(848)	(69)	(11)
International rate differences	(6,818)	(9,387)	(1,454)
Preferential tax rate differences	171	(353)	(55)
Change in valuation allowance	(6,498)	(4,580)	(709)
Income tax benefit	35	44	7

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.     INCOME TAXES (CONTINUED)

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Deferred tax assets:
Net loss carryforward	34,417	39,072	6,050
Accrued expenses	1,359	1,282	199
Provision for doubtful accounts	857	859	133
Valuation allowance	(36,633)	(41,213)	(6,382)
Total deferred tax assets	—	—	—

Deferred tax liabilities:
Long-lived assets arising from acquisition	(1,045)	(1,001)	(155)
Total deferred tax liabilities.	(1,045)	(1,001)	(155)

The Group operates through several subsidiaries. Valuation allowance is considered for each of the entities.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2020 and June 30, 2021, the Company and all of its subsidiaries were in cumulative loss position, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of June 30, 2021, the Group had net operating losses carryforward of RMB 170,406 (US$ 26,393) derived from entities in the PRC and the U.S., of which can be carried forward per tax regulation to offset future taxable income. The PRC net operating losses of RMB 133,324 (US$ 20,649) will expire from 2021 to 2025 if not utilized. The U.S. net operating losses of RMB 37,082 (US$ 5,743) can be utilized indefinitely.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.     RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Group in six months ended June 30, 2020 and 2021 consisted of:

Related Party	Nature of the party	Relationship with the Group
Dr. Chris Chang Yu	Individual	Founder and Chairman with majority voting control
Ms. Lin Yu	Individual	Director of the Group
Anpai (Shanghai) Healthcare Management and Consulting Co., Ltd. (“Anpai”)	Health management	Equity investee of the Group
Anpac Beijing	Health management	Equity investee of the Group
Jiaxing Zhijun Sihang Investment Partnership Enterprises (limited partnership) (“Jiaxing Zhijun”)	Private equity investment	Shareholder
Jiaxing Zhijun Investment Management Co., Ltd. (“Zhijun”)	Investment management	General partner of the shareholder
CRS	Investor	Controlled by Dr. Chris Chang Yu
Jiangsu Anpac	Health management	Equity investee of the Group
Shanghai Yulin Information Technology Co., Ltd. (“Shanghai Yulin”)	Information technology	Controlled by Ms. Lin Yu
Weidong Dai	Individual	Director of the Group
Xuedong Du	Individual	Director of the Group
Rouou Ying	Individual	Supervisor of Apanc lishui
Xing Pu	Individual	Director of Lishui anpac
Shanghai Muqing Industrial Co., Ltd. (“Shanghai Muqing Industrial”)	Investor	Equity investee of Muqing Anpanc
Shanghai Muqing Jiahe Healthcare Management Co., Ltd. (Shanghai Muqing Jiahe)	Health management	Controlled by Shanghai Muqing industrial

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.     RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)	Related party balances

	As of December 31,	As of June 30
	2020	2021	2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Due from related parties:
Anpai(1)	215	66	11
Shanghai Yulin	13	10	2
Shanghai Muqing Jiahe	9	9	1
Anpac Beijing(2)	200	1,066	165
Xuedong Du	832	124	19
Xing Pu	8	8	1
Rouou Ying	—	5	1
Shanghai Muqing Industrial	—	27	4
CRS(3)	—	6,947	1,076
	1,277	8,262	1,280
(1)	The balance as of June 30, 2021 mainly represented non-interest bearing balance due from Anpai.

(2)	Anpac Beijing provides market promotion services to the Company. The balance represented prepaid promotion expenses to Anpac Beijing. Subsequently, approximately RMB525were utilized as of the date of this report.

(3)	Primarily included receivable from stock options exercised by Dr. Chris Chang Yu prior to June 30, 2021 and had not yet paid for. The balance was fully offset subsequently with payables in related to acquisition of 40% equity interest in Anpai (Shanghai) Health Management Consulting Co., Ltd. (Note 13)

Amounts due from Anpai, Jingsu Anpac and Jiaxing Zhijun comprise of accounts receivable. Amounts due from Shanghai Yulin comprise of other current assets.

	As of December 31,	As of June 30
	2020	2021	2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Due to related parties:
CRS	2,802	—	—
Zhijun	55	55	9
Jiaxing Zhijun	877	859	133
Jiangsu Anpac	302	279	43
Weidong Dai	22	27	4
Rouou Ying	4	—	—
Shanghai Muqing Industrial	68	—	—
	4,130	1,220	189

Amounts due to Jiangsu Anpac comprise of loans which were interest-free, unsecured and repayable on demand.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.     RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b)	Related party transactions

During the six months ended June 30, 2020 and 2021, related party transactions consisted of the following:

	For the six months ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue rendered to Anpac Beijing	1	—	—
Revenue rendered to Jiangsu Anpac	32	115	18
Revenue rendered to Anpai.	549	1	—
Consulting service received from Anpac Beijing	888	525	81
Consulting service received from Jiangsu Anpac	—	129	20
Rent from Shanghai muqing industrial	126	158	24
Repayment to Zhijun	(17,752)	—	—
Interest expense to Jiaxing Zhijun	1,694	1,779	276
Loan from CRS	2,108	—	—
Repayment of loan to CRS	—	3,648	565

(c)	Guarantor

The Group’s short-term borrowings of RMB 6,000 are guaranteed by Dr. Chris Chang Yu.

12.     COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group has entered into lease agreements for its business operations. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at June 30, 2021 were as follows:

Twelve months ending June 30,	Minimum lease payment
	RMB	US$
	(Unaudited)	(Unaudited)
2022	3,213	498
2023	2,696	418
2024	3,561	552
2025	4,425	685
2026	4,447	689
2027 and thereafter	8,988	1,392
Total	27,330	4,234

(b)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2020 and June 30, 2021, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.     SUBSEQUENT EVENTS

On August 18, 2021, the Group completed an acquisition of 60% equity interest in Anpai (Shanghai) Health Management Consulting Co., Ltd (“Anpai Shanghai”), consisting of an acquisition of 40% equity interest of Anpai Shanghai acquired from Dr. Chris Chang Yu for a consideration of RMB 8.5 million approved by the Board of Directors (the “Board”), and an investment of 20% equity interest in Anpai Shanghai which the Group has already held prior to August 18, 2021. Anpai Shanghai is engaged in providing medical screen and detection service in PRC. Pursuant to the acquisition agreement with Dr. Chris Chang Yu, the consideration of RMB 8.5 million is due in one year.

On July 22, 2021, the Group issued convertible loans with an aggregate principal amount of US $3,014 to Heng Zhang, Jie Wang, Ruwei Wang, Jun Gao, Jiaming Li and Layette Holdings Inc. for discounted price of US $2,740. The convertible loans are originally due in one year and bears interest of 0% per annum if the conversion feature is not triggered. Pursuant to the agreement, the conversion price is lower of (i) US$15 or (ii) the lower of 82% of the closing bidding price or 80% of Volume Weighted Average Price(VWAP) during the ten consecutive trading days immediately preceding conversion, but not lower than US$1.

On July 5, 2021, the Board and the Compensation Committee of the Board approved the Amended and Restated 2019 Share Incentive Plan. The maximum number of Class A Ordinary Shares shall be 1,885,300, including (i) up to 780,000 Class A Ordinary Shares issuable under the Amended and Restated 2019 Share Incentive Plan and (ii) up to 1,105,300 Class A Ordinary Shares issuable upon exercise of outstanding options granted under the Amended and Restated 2019 Share Incentive Plan.

For the period from February 1, 2021 to August 31, 2021, seven (7) employees of the Group provided notices of exercise related to options to purchase an aggregate of 386,467 ADSs (378,967 ADS as of June 30, 2021), prior to receipt of payment. As of June 30, 2021, the total amount due from such employees was US$1,850,159.26 (378,967 ADS issued by June 30, 2021).

On September 22, 2021, Dr. Chris Chang Yu executed an Offset Agreement, pursuant to which the exercise price associated with Dr. Chris Chang Yu’s 250,000 ADSs (US$945,000 or RMB 6,946,417.48) was credited against the purchase price of Anpai Shanghai due to Dr. Chris Chang Yu (RMB 8,500,000) described above, resulting in a net amount due from the Group to Dr. Chris Chang Yu of (RMB 1,553,582.52).

In addition, from September 18, 2021 to September 23, 2021, three (3) employees fully repaid their outstanding exercise price in aggregated of US$279,595.26 associated with their 73,967 ADSs.The remaining holders of 62,500 option (55,000 options exercised by June 30, 2021 and the related exercise price amount is recorded as a reduction of capital as of June 30, 2021) executed a consent letter to cancel the exercise notice and release the ADSs back to the Group on September 16, 2021, where such ADSs had been cancelled on September 29, 2021.